Filed pursuant to Rule 424(b)(3)
Registration No. 333-257306

PROSPECTUS SUPPLEMENT NO. 7
(to Prospectus dated July 2, 2021)

BARK, Inc.
Up to 30,375,545 Shares of Common Stock
5.50% Convertible Senior Secured Notes due 2025
Up to 9,843,433 Shares of Common Stock Underlying 2025 Convertible Notes

This prospectus supplement supplements the prospectus dated July 2, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257306). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 23, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

As previously described in our Prospectus and our registration statement on Form S-1 (No. 333-257306) dated July 2, 2021, the Prospectus and this prospectus supplement relate to the issuance by us of up to 8,478,333 shares of our common stock, $0.0001 par value per share (“Common Stock”) issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”). The Prospectus and this prospectus supplement also relate to the resale or disposition from time to time upon the expiration of lock-up agreements, if applicable, by (i) the selling stockholders named in the Prospectus or their permitted transferees of up to 20,000,000 shares of our Common Stock, issued in a private placement, (ii) the selling warrant holders named in the Prospectus or their permitted transferees of up to 1,897,212 shares of Common Stock issuable upon the exercise of assumed warrants at a weighted average price of $1.05 per share held by former warrant holders of BarkBox, Inc., (iii) the selling holders or their permitted transferees (the “Selling Noteholders”) of up to approximately $98,434,330 in aggregate principal amount of outstanding 5.50% convertible senior secured notes due 2025 (the “2025 Convertible Notes”) (including approximately $21,050,997 principal amount of in-kind interest payments on the currently outstanding 2025 Convertible Notes through their maturity date) and (iv) the Selling Noteholders of up to 9,843,433 shares of Common Stock issuable upon conversion of the 2025 Convertible Notes (including 2,105,100 shares of Common Stock issuable upon the conversion of approximately $21,050,997 principal amount of in-kind interest payments on the currently outstanding 2025 Convertible Notes through their maturity date).

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “BARK” and “BARK WS,” respectively. On November 22, 2021, the closing price of our Common Stock was $4.96 and the closing price for our Public Warrants was $1.20. The 2025 Convertible Notes will not be listed for trading.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 11 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date Earliest Event Reported):
November 23, 2021

BARK, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39691	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
221 Canal Street New York, NY		10013 (Zip Code)
(Address of Principal Executive Offices)
(855) 501-2275
(Registrant’s telephone number, including area code)

The Original BARK Company
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	BARK	New York Stock Exchange

Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	BARK WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 10, 2021, the Company announced the resignation of John Toth as Chief Financial Officer effective as of November 12, 2021. In connection with Mr. Toth’s resignation, the Company has entered into a release agreement with Mr. Toth (the “Release Agreement”), to be effective as of November 12, 2021, providing for a mutual general release of claims and certain other standard provisions, as well as an advisor agreement with Mr. Toth (the “Advisor Agreement”), to be effective as of November 12, 2021, pursuant to which Mr. Toth will provide certain ongoing advisory services to the Company until March 31, 2022, which advisory services qualify as continued service pursuant to the terms of Mr. Toth’s restricted stock agreement and as a result Mr. Toth’s outstanding restricted stock award shall continue to vest during the term of the Advisor Agreement. In addition, the Company will pay Mr. Toth a fee equal to $50,000, to be paid monthly in three equal installments of $16,667.67, in exchange for services to be performed under the Advisor Agreement.

The above description is a summary of the Release Agreement and the Advisor Agreement and does not purport to be complete and is subject to, and is qualified in its entirety by reference to the full text of the Release Agreement and the Advisor Agreement, which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, with this Current Report on Form 8-K and are incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 22, 2021, The Original BARK Company (the “Company”) changed its corporate name to BARK, Inc. (the “Name Change”), pursuant to an amended and restated certificate of incorporation, filed with the Delaware Secretary of State on November 22, 2021 (the “Third Amended and Restated Certificate of Incorporation”). The Third Amended and Restated Certificate of Incorporation also changed the Company’s registered agent to the Corporation Trust Company and the location of its registered office in the State of Delaware to 1209 Orange Street, Wilmington, Delaware 19801. Pursuant to Delaware law, a shareholder vote was not necessary to effectuate the Name Change or the change in registered agent and registered office, and neither affects the rights of the Company’s shareholders. The Company also amended and restated its bylaws on November 22, 2021 to reflect the Name Change. The only change to the Company’s Second Amended and Restated Bylaws is the change of the Company’s corporate name from The Original BARK Company to BARK, Inc.

Copies of the Company’s Third Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws are filed as Exhibit 3.1 and Exhibit 3.2, respectively, with this Current Report on Form 8-K and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
3.1	Third Amended and Restated Certificate of Incorporation of BARK Inc., as of November 22, 2021.
3.2	Second Amended and Restated Bylaws of BARK, Inc., as of November 22, 2021.
10.1	Release Agreement between the Company and John Toth dated November 20, 2021.
10.2	Advisor Agreement between the Company and John Toth dated November 20, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BARK, Inc.

By:	/s/ Manish Joneja
Name: Manish Joneja
Title: Chief Executive Officer
Date: November 23, 2021